SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately prior to the last paragraph of the section entitled “Litigation”:

“On April 1, 2011, an amended complaint was filed in the Lauver v. Celera Corp., et al. case pending in the Alameda Superior Court. The amended complaint names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser and alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger and the disclosures related thereto, and further claims that the Company, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that the defendants agreed to the transactions to benefit themselves personally. The complaint further alleges that this Schedule 14D-9 fails to disclose material information relating to the Company’s financial forecasts, the fairness opinion of Credit Suisse directed to the Company Board, and the background of the Offer and the Merger. The complaint seeks damages and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit, and will contest them vigorously.

On April 5, 2011, the Alameda Superior Court consolidated the Lauver, Hobby and Wolf cases. The consolidation order did not designate an operative complaint, appoint lead plaintiff or lead counsel, or provide a schedule for filing an amended complaint.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately prior to the section entitled “Cautionary Note Regarding Forward-Looking Statements”:

“Email to Company Employees

On April 6, 2011, the Company sent an email communication to its employees regarding the Offer and Merger. A copy of the email is filed as Exhibit (a)(1)(I) to this Schedule 14D-9 and is incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(1)(I)	Email, dated April 6, 2011, sent to employees of Celera Corporation

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten

Name:	Scott K. Milsten

Title:	Senior Vice President, General Counsel and Secretary

Dated: April 6, 2011